

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2014

Via E-mail
Michael W. Malone
Vice President – Finance and
Chief Financial Officer
Polaris Industries Inc.
2100 Highway 55
Medina, MN 55340

> **Re: Polaris Industries Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 21, 2014**
> **File No. 001-11411**

Dear Mr. Malone:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2013

Notes to Consolidated Financial Statements, page 48

Note 12. Segment Reporting, page 65

1. You disclosed that you meet the aggregation criteria pursuant to ASC 280 to report as a single reportable business segment. Your business section discussion appears to indicate that you manage your businesses along product lines. Based on the "sales by product line tabular disclosure" on page 26, we note the parts, garments and accessories product line has steadily grown in recent years and represents 16% of the total sales for the fiscal year ended December 31, 2013. We also note from the latest second quarter earnings call that this product line has the highest margin. In that regard, please clarify for us if product lines represent your operating segments. If so, please tell us how you evaluated that

aggregation of the product lines was consistent with the objective and basic principles of ASC 280 and the produce lines have similar economic characteristics. Tell us how you evaluated each of the aggregation criteria in ASC 280-10-50-11 in determining you have one reportable segment. Please be detailed in your response.

Form 10-Q for the period ended June 30, 2014

Consolidated Statements of Cash Flows, page 6

2. Please revise to disclose cash paid for interest and income taxes in accordance with ASC 230-10-50-2.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Liquidity and Capital Resources, page 18

3. We note your disclosure that the increase in cash provided by operating activities was primarily attributable to higher net income. Please expand your discussion to disclose the material underlying factors that impact the comparability of operating cash flows and quantify each factor indicated so that investors may understand the magnitude of each. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Stephen Kim at 202-551-3291 or me at 202-551-3380 if you have any questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief